U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          AMENDMENT NO. 2 TO FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                          Asian Alliance Ventures, Inc.
             (Exact name of registrant as specified in its charter)

NEVADA                                                   98-0204780
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

Suite 1000-355 Burrard Street, Vancouver, British Columbia, Canada       V6C 2G8
(Address of registrant's principal executive offices)                 (Zip Code)


                                  604.482.1288
              (Registrant's Telephone Number, Including Area Code)

    Securities to be registered under Section 12(b) of the Act:


         Title of Each Class                 Name of Each Exchange on which
         to be so Registered:                Each Class is to be Registered:

                None                                     None

    Securities to be registered under Section 12(g) of the Act:

      Common Stock, Par Value $.001
            (Title of Class)

      Preferred Stock, Par Value $.001
            (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010

                                  Page 1 of 19
                      Exhibit Index is specified on Page 18

                         Asian Alliance Ventures, Inc.,
                              a Nevada corporation

        Index to Amendment No. 2 to Registration Statement on Form 10-SB

Item Number and Caption                                                 Page

1.  Description of Business                                             3

2.  Management's Discussion and Analysis of Financial Condition
    and Results of Operations                                           7

3.  Description of Property                                             12

4.  Security Ownership of Certain Beneficial Owners and Management      13

5.  Directors, Executive Officers, Promoters and Control Persons        13

6.  Executive Compensation - Remuneration of Directors and Officers     14

7.  Certain Relationships and Related Transactions                      14

8.  Description of Securities                                           14

PART II

1.  Market Price of and Dividends on the Registrant's Common Equity
    and Related Stockholder Matters                                     15

2.  Legal Proceedings                                                   15

3.  Changes in and Disagreements with Accountants                       16

4.  Recent Sales of Unregistered Securities                             16

5.  Indemnification of Directors and Officers                           16

PART F/S

Financial Statements                                            F-1 through F-15

PART III

1(a). Index to Exhibits

      Signatures                                                        19

Item 1. Description of Business.

Asian Alliance Ventures, Inc. (the "Company"), was incorporated in the State of Nevada on October 2, 1998, and maintains its principal executive offices at 355 Burrard Street, Suite 1000, Vancouver, British Columbia, Canada V6C 2G8.

The Company. The Company was originally incorporated with the purpose of carrying on business in China. During 1998 and 1999 we examined the feasibility of numerous Chinese prospects.

Following extensive research and feasibility studies, in August, 1999, we finalized a Joint Venture Agreement ("Agreement") with Shandong Hengtong Chemical Industrial Company, Ltd. ("Shandong Industrial"), a large, well established company in Linyi City, partially owned by the Peoples Republic of China ("PRC") located in the Southeast of Shandong Province, adjacent to the Beijing-Shanghai highway. This is an advantageous geographical position with a rich coal and water supply, and access to the heartland of China's agricultural output. Shandong Industrial was incorporated in China in 1993. It was restructured from a state-owned enterprise to a joint-stock ownership company in 1996. Its authorized share capital is $15,164,082.00. The Tancheng state-owned Assets Management Bureau holds 64.25% of the equity interest and 35.75% is held by the workers of Shandong Industrial's fertilizer plant. Shandong Industrial owns and operates three plants in Linyi: Chemical Fertilizer, Chemical and Thermoelectricity. The Chemical Fertilizer Plant and the Thermoelectricity Plant are to be sold to Shandong Development. The Fertilizer Plant manufactures urea and refined methyl alcohol for sale to customers. The Thermoelectricity Plant generates electricity and steam for sale to the local power grid and for Shandong Industrial's own use. All sales are made to customers in China. Shandong Industrial is registered with the Shandong Provincial Administrative Bureau for Industry and Commerce. Its business license number is 26717136-X-1, expiring on February 28, 2001.

The Agreement provides for the establishment of Shandong Hengtong Development Chemical Co. Ltd ("Shandong Development") as a majority-owned subsidiary of the Company. The Agreement provides for Shandong Development to acquire all the assets of Shandong Industrial necessary to manufacture chemical fertilizer ("Urea") and thermoelectricity. Current Urea produced by Shandong Industrial amounts to 200,000 tons per year. We hope to increase that production to 300,000 tons per year. Current levels of thermoelectricity produced by Shandong Industrial amounts to 200 Million KWh per year. We anticipate that the thermoelectricity can be increased to 375,000 KWh per year.

Under the Agreement, Shandong Industrial will contribute its existing manufacturing facilities for a 49% interest in the Joint Venture. In exchange for a 51% ownership interest in Shandong Development, we will infuse approximately Thirteen Million Dollars ($13,000,000) into Shandong Development. Negotiations have begun with several international companies interested in providing the necessary funds for our initial capital infusion in Shandong Development. All discussions are preliminary, however, and we have not executed any written agreements. We anticipate that we will enter into such written agreements with these private investors by the end of the first quarter of 2001. The initial funds provided by us will be used to increase Urea and thermoelectric power production capacity in order to meet existing market demand. The balance of our capital infusion will be used for financing expenses, project development and working capital.

Urea. China is a large developing country, with a solid agricultural foundation providing food for a population of 1.2 Billion people. In the past decade, the traditional cultivation method, using manure, is rapidly being replaced by the scientific method of fertilizer application. Nitrogenous fertilizer is a type of fertilizer that is in demand for a great variety of crops. Nitrogen is an important element of fertilizer. Nitrogen can help crops produce protein. Unfortunately, Nitrogen is very easily washed out of the soil; therefore, constant application of Nitrogen is required to maintain or expand a crops yield. Urea occupies the first position in the list of nitrogenous fertilizers. It contains 46% nitrogen which is the highest among solid fertilizers. It is easy to handle, slow in release of nutrient nitrogen and non-toxic, factors that are making it more and more popular among the Chinese farming community.

In general, the Chinese government has always promoted the fertilizer industry. For years, they have subsidized power used for producing fertilizers; e.g., the current "Subsidized Utility Price" is approximately 87% of the market rate charged by the local state-owned Power Bureau. Moreover, the government offers the chemical fertilizer manufacturers a tax exemption from the value-added tax assessed on imports. The import tariff for chemical fertilizer in China is low, about

5%,  which  means  that  even if  China  is  allowed  to join  the  World  Trade
Organization in the near future, we believe the advantages of the relationship established by the Agreement will not be significantly reduced.

Geographically, the project is located on the Yellow River and Huaihe River Valley flood plain, which has 6,000,000 hectare of cultivated land. Wheat, corn, rice, beans, and malt are the main crops grown. The estimated demand for Urea is more than 4,000,000 tons per year in Shandong, Shandong Industrial's prime market area makes up about 10% of the China market. According to estimates from the Statistic Bureau of Shandong Province, the consumption of nitrogen-based chemical fertilizers in China has consistently exceeded production in recent years. The shortage has been met by imports, mainly from Japan and Russia. This supply shortage has allowed Shandong Industrial production at the near full capacity of 200,000 tons of Urea in 1999. It also gives Shandong Development a solid market for increased sales. Furthermore, with continuing education and promotion, the market is growing larger year by year. As the biggest seller and manufacturer of chemical fertilizer in the region, Shandong Industrial has earned an outstanding reputation for its quality products, pricing, delivery and customer services. Shandong Development will inherit this legacy and has a ready market for its planned 100,000 tons per year increase in Urea production. Prices, set by the international market, have been relatively stable and are marginally higher in 1999 from 1998 levels.

We believe that our initial  capital  infusion will allow us the  opportunity to
(i) participate in Chinese development in agriculture industry and power; (ii) realize above average returns on our capital infusion; (iii) take advantage of an established enterprise with a preferred competitive position; (iv) work with premium Chinese partners and excellent management; (v) produce environmentally positive products such as Urea and thermoelectricity; (vi) benefit from immediate growth potential of existing and new products; and (vii) enjoy the benefit of agreements and approvals already in place.

The Joint Venture Agreement. The Agreement was drafted and entered into in accordance with the Chinese-Foreign Co-operative Joint Venture Law of the People's Republic of China, its implementation regulations and other relevant Chinese laws and regulations. In the Agreement, Shandong Industrial and the Company agreed to set up Shandong Development in Shandong, China to operate as a majority-owned subsidiary of the Company. Shandong Development has the status of a Chinese legal person and is subject to the jurisdiction of, and protected by the laws of the PRC. The Agreement specifically provides that all activities of Shandong Development shall be governed by the relevant laws, rules and regulations of the PRC.

Shandong Development is a limited liability company. Our liability to Shandong Development is limited to the capital invested in Shandong Development. We shall share profits, risks and losses of Shandong Development with Shandong Industrial in proportion to our respective contributions to the registered capital of Shandong Development.

The business scope of Shandong Development shall be to develop, produce and distribute chemical fertilizer, power and steam and other related products. The initial production scale of Shandong Development is anticipated to be an annual output of 200,000 tons of Urea and 2X12 thousand KW thermal power.

The  total  amount  of  capital  contributed  to  Shandong  Development  will be
$29,928,916   ("Total   Contribution").   The  registered  capital  of  Shandong
Development is $25,600,000 ("Registered Capital").

We have agreed to contribute a total of $13,000,000.00 towards the Registered Capital, representing a 51% ownership interest. Within three months of Shandong Development obtaining its business license (the "Business License"), we have agreed to deliver $6,500,000.00 to Shandong Development. The remaining $6,500,000.00 will be delivered to Shandong Development within eight months of the issuance of the Business License to Shandong Development. Within three months of the date that Shandong Development obtains the Business License, Shandong Industrial will contribute equipment, facilities and materials valued at $12,600,000.00 for a 49% ownership interest in Shandong Development. The difference between the Total Contribution and Registered Capital of Shandong Development shall be raised by assuming current liabilities of $4,328,000.00 of Shandong Industrial.

The Agreement provides that Shandong Development shall lease the land, factory and facilities and the remaining equipment, facilities and materials within three months from the date the Business License is issued.

Should one of the parties to the Agreement fail to make its Registered Capital contribution in full within the time prescribed under the Agreement, that party shall be deemed to have breached the Agreement. Upon the request of the non-breaching party, the defaulting party shall consent to the termination of the Agreement without prejudice. Notwithstanding delays in making the required contributions, neither party to the Agreement has requested termination nor has either party indicated that they intend to terminate the Agreement.

The Agreement provides that when more funds are raised by one party from time to time by agreement of each party, and the other party cannot raise enough funds to keep its original equity proportion, such other party shall, upon the former party's request, be obligated to transfer its comparable equity interests in Shandong Development to the former party or the former party's associated companies, parent companies, or subsidiaries.

Specific Responsibilities of Shandong Industrial. Shandong Industrial has agreed to (i) contribute the necessary equipment, facilities and materials to allow Shandong Development to conduct operations; (ii) be responsible for applying to the relevant authorities for approval of the Agreement and the registration of Shandong Development; (iii) assist Shandong Development in importing and obtaining importation license for all raw materials, machinery and equipment necessary for the operation of business; obtaining effective insurance coverage and renewing same in a timely manner; informing us of related Chinese laws, regulations, notices and any other information affecting the operations of Shandong Development; obtaining and providing to Shandong Development and us with available information on the Chinese market necessary to facilitate
Shandong Development's operations; (iv) assist Shandong Development in purchasing and handling all procedures of all necessary equipment and materials in China; (v) assist Shandong Development in obtaining all necessary utilities and supplies, including, but not limited to, water, electricity and communication capabilities; (vi) recommend to Shandong Development (without obligation on the part of Shandong Development to employ) persons suitable to undertake managerial and technical positions, and render all assistance to Shandong Development in the recruitment of such and other personnel; (vii) assist foreign workers, staff and their family members in obtaining all entry visas, work permits and other necessary travel documents; (viii) assist Shandong Development in solving legal, administrative and other problems arising from time to time with respect to the business operations of Shandong Development;
(ix) assist Shandong Development in obtaining the preferential status and treatment that it should be entitled to from the Chinese government; (x) manage Shandong Development according to the management agreement ("Management Agreement") contemplated by Shandong Development, Shandong Industrial and us;
(xi) assist Shandong Development in convening meetings of the Board of Directors of Shandong Development in China, such reasonable expenses to be borne by Shandong Development; and (xii) use its best efforts to assist Shandong Development in any other matters entrusted to it or reasonably requested by Shandong Development.

Specific Responsibilities of the Company. We have agreed to (i) contribute the cash contributions in United States Dollars; (ii) supervise the management and financial affairs of Shandong Development pursuant to the Management Agreement;
(iii) recommend (without obligation on the part of Shandong Development to employ) managerial and technical personnel to Shandong Development, and render all assistance to Shandong Development in the recruitment of such personnel;
(iv) assist Shandong Development in convening meetings of the Board of Directors in the United States of America whenever the Board of Directors of Shandong Development shall decide to meet in the United States of America, such reasonable expenses to be borne by Shandong Development; and (v) use our best efforts to assist Shandong Development in any other matters entrusted to it or reasonably requested by Shandong Development.

The parties to the Agreement have also agreed that the Board of Directors of Shandong Development shall be comprised of 5 directors, of which 3 directors shall be appointed by us and 2 directors shall be appointed by Shandong
Industrial, provided, however, that the ratio representation on Shandong Development's Board of Directors shall reflect as near as practicable the proportion of each party's contributions to the Registered Capital and the ratio representation on Shandong Development's Board of Directors shall be adjusted to take effect immediately upon the date of change in proportion of Registered Capital contributions. The Chairman of the Board of Directors of Shandong Development shall be appointed by the party that maintains a majority proportion of the Registered Capital of Shandong Development.

Distribution of Profits. The Agreement provides that the profits of Shandong Development shall not be distributed unless the losses of previous fiscal years have been paid in full. Otherwise, no less than 80% of profits of Shandong Development shall be distributed annually. Shandong Industrial shall receive 49% of distributed profits, and we shall receive 51% of distributed profit.

For the fiscal year ended 1998 and 1999, Shandong Industrial earned revenue of $38,500,000.00 and $48,500.000.00 respectively.

Duration of the Joint Venture. The term of the Agreement is thirty (30) years from the date on which the Business License is issued. The term may be extended upon the agreement of all parties.


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

Competition. Shandong Industrial is the largest chemical fertilizer manufacturer in Southern Shandong, Northern Jiangsu, and the Northern Anhui provinces. Most of the region's agricultural wholesalers have traded with Shandong Industrial for many decades and have established long-term relationship. The nearest domestic competitor is in Yucheng City at the outer edge of Shandong Industrial's primary market area.

Shandong Industrial's urea products meet the quality standards laid down by the Shandong Provincial Bureau of Standard and have received many awards. We believe that price and quality are the major factors in the fertilizer industry in China. Based on our research, we believe that Shandong Industrial has a competitive advantage in both. We believe that Shandong Development can maintain Shandong Industrial's dominant market position, remain competitive and grow with the increasing demand in the region as (i) Shandong Industrial's brand name Urea product has earned its quality image; (ii) cost of production is lower than the competitors because of production volumes; (iii) high integration of resources, for instance, raw material, by-products (steam), and co-product (power) avoids damage from power shortages; (iv) excellent customer service; (v) proven sales and marketing strategies; and (vi) highly qualified executive managers.

In order to maintain and increase the competitive advantage that Shandong Industrial has established, Shandong Development must pre-empt competitors by expanding present operations to improve cost structures and profitability. Shandong Development must also capitalize on its capacity to develop other refined chemical products which use urea as raw materials, and chemical products which use, for example, local ginkgo as raw material.

There are several competitors such as Chin-I Chemical Fertilizer, Chin-Shun Chemical Fertilizer, and Bo-Yong Chemical Fertilizer. However, we believe that all of these competitors produce lower amounts of fertilizer with higher production costs. Although most of these manufacturers are relatively small, and struggling to survive, some do have expansion plans which have not yet been fully approved and funded.

Japan and Russia are the principal countries that export urea to China. We believe that such importers lack a competitive advantage in the Shandong region because (i) long distance shipments can damage packaging and the products lose visual appeal, are hard to handle and give rise to questions regarding quality;
(ii) transport costs add to the cost or price to customers; (iii) storage and delivery costs are added; and (iv) customer service is practically non-existent.

The National government controls the import of chemical fertilizers into China, through the requirement to obtain import licenses and the imposition of an import tariff, which is currently levied at 5%. Based on historical experience and the fact that the price of the imported urea is normally higher than that produced within China, we believe that imports will have no material adverse effect on its sales despite imported urea being generally of a higher quality. Even if the 5% levy on imported fertilizers is eliminated after China joins the World Trade Organization, imports should not adversely affect Shandong Development's competitive position.

Employees.  The  Company  does  not  currently  have  any  employees.   Shandong
Industrial currently has 2,300 employees.

Reports to Security Holders. The Company is filing this Registration Statement on Form 10-SB in order to cause the Company to be listed on the Over-the-Counter Bulletin Board Quotation Service ("OTCBB") maintained by the National Association of Securities Dealers, Inc. As soon as this Registration Statement on Form 10-SB becomes effective, the Company will be required to provide an annual report to its security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The Company is not yet a reporting company. The public may read and copy any materials filed with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our hope is that we will become the dominant and most profitable supplier of quality agricultural chemicals in Eastern China. Our short-term goals include
(i) secure Chinese and Foreign financing of about $30 Million during 1999 and 2000; (ii) acquire the chemical fertilizer and thermoelectric power assets and business of Shandong Industrial; (iii) commence operations in or around the second quarter of the year 2000; (iv) review and approve Shandong Industrial's feasibility


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

reports for expansion of Urea and power production at Linyi; (v) obtain all necessary approvals and increase capacity of Urea from 200,000 tons per year to 300,000 tons per year, and power from 25,000 KW to 37,500 KW; (vi) achieve the sales and profitability targets developed by Shandong Industrial; and (vii) earn a reputation for quality and service. Our long-term goals include (i) develop and market new products; (ii) acquire one or more new businesses with related products; and (iii) expand customer base to all of Central and Western China.

Management of Shandong Industrial. The current managers of Shandong Industrial will manage the day-to-day operations of Shandong Development. Shandong Industrial has agreed to continue using its present management philosophy, which focuses on financial management and includes comprehensive management of human, financial and material resources. Shandong Industrial defines management in the context of an enterprise with profit centers and cost control centers. Their experienced executives have studied advanced projects from abroad, adopted the double-zero management method (target: no interruptions and no rejects) and implemented policies of Just-In-Time and exact credit check, thus reducing the working capital and credit losses.

Shandong Industrial's Board of Directors has established a three member Management Committee. The Management Committee is made up of individuals appointed from the experienced and qualified executive staff of Shandong Industrial. Those members include:

Mr. Wang Yongli is the President and General Manager. Mr. Wang was born in 1949. He joined Shandong Industrial in 1970. He is a senior economist, and successively held the posts of technician, workshop leader and President of Shandong Industrial. Under Mr. Wang's leadership, Shandong Industrial has expanded from a relatively small-scale operation into the largest chemical fertilizer manufacturer regionally.

Mr. Wan Shanhua is a director and Vice General Manager of Shandong Industrial. He was born in 1955 and joined Shandong Industrial in 1976. He has held positions as workshop dispatcher, workshop leader, director of the dispatcher's office, Vice President and President of the fertilizer factory branch.

Mr. Li Ruiqing is the Vice President and Vice Manager of Shandong Industrial. He was born in 1950 and joined Shandong Industrial in 1968. He has held the position as the director of the Political Work Department in the fertilizer factory.

Ms. Qin is Shandong Industrial's Chief Accountant. She also heads the Finance Department with about 20 accounting staff members. She has played a leading role in developing the financial plan for Shandong Industrial and has effectively managed the liaison with outside parties, including, but not limited to, Shandong Industrial auditors Arthur Andersen & Co., Access International Capital Corporation and Jun He Law Offices.

Product Production. Shandong Industrial's Linyi facility consists of a Thermo power and Steam Plant, a Chemical Fertilizer Plant and office facilities. All are relatively modern and well maintained. They are contiguous on a single site of about 200 hectares of land in Tan Cheng County, occupied under a land use right granted from the state. Linyi is located in southeastern Shandong Province adjacent to the Beijing-Shanghai highway. Shandong Industrial has excellent communication and transportation services, including high speed Internet, road, rail and air transportation. Beijing is an hour by air to the north; Qingdao, on the Pacific coast is five hours by road to the east. Qingdao is a hub city with an International airport, rail and port facilities.

For every different technological stage during the manufacturing process, there is a separate management level of accountability: Quality Control, Measurement Control, Equipment and Power Management, Safety and Environmental Protection Management, and Technology and Expenditure Reduction Control. These Professional Management Offices are focus on the policy of "identify the reason, correct the mistake, and learn the lesson" and "combine treatment with prevention". In order to maintain quality of their products, Shandong Industrial has (i) installed quality control detectors in the systems; and (ii) taken precautionary actions to prevent down time and rejects. The plant has won awards for "Best Management", "Expenditure Reduction", "Environmental Protection", "Clean Plant Model", and "Golden Products for Customers" from the county and state.

Shandong Industrial places a strong emphasis on quality control. The quality control department and production management department has approximately 30 staff members. This department is responsible for the quality control of


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

incoming raw materials and the chemical fertilizer products. All raw materials purchased by Shandong Industrial are subject to random inspections or testing in accordance with quality standards set by Shandong Industrial. Shandong
Industrial also carries out random inspections or testing on its finished products in accordance with standards that are set by Shandong Industrial with reference to national quality standards.

Shandong Industrial's current equipment uses highly developed technology to control industrial pollutants. It has recently solved a problem with "amino nitrogen", and chilled water is now recycled in closed circuits. There are no harmful gas emissions in Shandong Industrial's factory, and its slag from Urea production has been used in the thermoelectricity plant. Shandong Industrial has instituted safety policies and procedures, complete and effective safety standards, and clear-cut duties. Full time safety inspectors supervise all workshops everyday and check the fire prevention equipment regularly. The plant has complete first-aid facilities. In its clinic, doctors, and nurses can give health care service and inspections for each employee and family, and regularly provide prevention treatments

Power and Steam. The Thermoelectricity Plant is tied into the regional power grid which buys all the energy not needed by Shandong Industrial. It has two generating sets of 15,000KW, capable of producing 200 million KWh of power annually and heat generating capacity of 1.2 million tons of steam. Both power units are relatively new; the latest was installed in 1997-1998. The Plant is coal fired, using regional sources. We anticipate that a third power unit will be added in 2000-2001 increasing capacity to 45,000KW and 375 million KWh per year. The capital cost of the unit has been estimated at $7.2 Million.

Urea. The main product of the Chemical  Fertilizer  plant is "Caiyun"  carbamide
(Urea) with an annual production capacity of about 230,000 tons. Ammonia and CO2 are the required raw materials for the production of Urea. Both these raw materials are produced in the Shandong Industrial plant using coal as raw material (some urea producers use natural gas as primary feedstock). Like many such operations, Shandong Industrial has both ammonia and urea plants together in one complex at the Linyi facility. Shandong Industrial's Urea has won the gold prize in the national "Farmers Most Trusted Products" competition.

We anticipate that annual capacity will being increased from the 230,000-ton range to 300,000 tons per annum during 2000-2001. The capital costs to generate such an increase have been estimated at $7.8 Million.

New Products. The chemical fertilizer plant can also produce 20,000 tons of carbinol per year which is widely used in medicine, pesticide production and other products. This capability and other strategic investments may result in some new products being introduced by Shandong Industrial in or around 2004. Projected new products include (i) a new ionic film caustic soda system for caustic soda production of 100,000 tons per year; (ii) development of a cyanic uric acid system producing 10,000 tons annual output; (iii) the production of 100,000 tons of compound fertilizer; and (iv) the increased production of chlorine cyanic uric acid.

After  expanding  Shandong  Industrial's  major existing  production  lines,  we anticipate that Shandong Development's focus will include developing its by-products from the major lines, by using Shandong Industrial's superiority in product markets, the combination of steam and power, high added value, and high technology. Such by-products include (i) progesterone glycoside and ginkgo products; (ii) lysine; (iii) chlorinated polypropylene; (iv) chlorinated polyvinyl chloride; (v) Methane chloride; (vi) Furanidine; and (vi) Adipic acid.

New Chemical Products. Early planning has commenced to develop, produce and sell significant volumes of caustic soda and chlorine and minor quantities of methanol, hydrochloric acid, hydrogen and one kind of chlorinated polypropylene.

Resources. We believe that one of the most attractive aspects of acquiring the well-established business from Shandong Industrial is the elimination of the need to secure additional sources of resources. Sufficient quantities of coal, power, water, buildings, equipment and people are already in place, with increases readily available.

Urea's source material is coal. Coal is also the key input for steam and power production. The coal is mainly supplied from the Shanxi Coal Mine, and refined on site. Based on relevant studies, we believe that ample quantities of coal are available. The price appears to be stable. Shandong Industrial currently pays $47.00 a ton.

Electricity for fertilizer production is purchased from the Power Bureau's network, which offers preferred capacity at a subsidized price for agriculture related production of 3.4 cents per KWh. All other power requirements are supplied by Shandong Industrial's thermoelectric plant. The main resource for power production is smoked coal, which is available locally for $25.00 a ton.

A local utility provides all the water needed by Shandong Industrial. Once used in the manufacturing process, the industrial water is recycled through specially constructed cooling towers.

We believe that all necessary buildings and equipment are in place for the continuation of the business carried on by Shandong Industrial and to be continued by Shandong Development.

Shandong Industrial will provide management, production and administrative staff. As part of its contract to provide management services, Shandong
Industrial retains all personnel obligations, including those related to housing, welfare, and pensions. Staffing proposed include many employees with university level qualifications and extensive experience in the relevant industries. Most employees are from Tancheng County.

Technology. In order to manage the facility effectively and efficiently, Shandong Industrial has invested in a computer support system which has integrated computer network technology, and information management to provide a high quality, comprehensive information management platform for forecasting, decision-making, operation, production control, and general management. Based on the factory's current management system and method, we believe that the system can precisely and effectively recognize changes in the external and internal circumstances at different times and various places, implement uniform and optimal management information, and form a decision support system, thus speeding up the decision-making processes and saving administration costs.

The facility for power production is only 3-years old. The thermoelectricity plant, a regional thermoelectricity station, integrates heat generation, heat supply and environmental protection using modern processes and technology.

The Company has two sets of Urea equipment, which were recently improved. Shandong Industrial was the first operator to combine two towers in China. With this new combined system its annual output has risen. Shandong Industrial further plans the output of the system with technology from Japan or France.

For new product  development,  Shandong  Industrial  has  established  a Product
Research Department. It has its own experienced research technicians and engineers for developing new products and adding extra value to existing products to meet the constantly changing demand of the markets. Shandong Industrial has budgeted annual expenditures for technology transformation, technology upgrade, employee development, and feasibility studies to improve production quality and quantities.

Risks Associated with Operations in China. Shandong Development will be conducting its operations in China and accordingly will be subject to risks not typically associated with operations in the United States. These include risks associated with the political, economic, and legal environment as well as the foreign currency exchange.

Political Environment. Shandong Development's results may be adversely affected by changes in the political and social conditions in China and by, among other things, changes in governmental policies with respect to laws and regulations, inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation. While the Chinese government is expected to continue its economic reform policies, many of the reforms are new or experimental and may be refined or changed. It is also possible that a change in the Chinese leadership could lead to changes in economic policy.

Economic Environment. The economy of the PRC differs significantly from the United States economy in many respects, including its structure, levels of development and capital reinvestment, growth rate, government involvement, resource allocation, self-sufficiency, rate of inflation and balance of payments position. The adoption of economic reform policies since 1978 has resulted in a gradual reduction in the role of state economic plans in the allocation of resources, pricing and management of such assets, an increased emphasis on the utilization of market forces, and rapid growth in the PRC economy. However, such growth has been uneven among various regions of the country and among various sectors of the economy.

Legal System. The PRC Constitution promulgated by the National People's Congress ("NPC") is the backbone for the PRC's legal system and is the highest and most authoritative set of laws in the country. National laws in the PRC are promulgated by the NPC or its Standing Committee. The State Council also has the power to formulate and promulgate administrative regulations, decisions and orders based on the Constitution and laws.

The power to promulgate local laws, administrative regulations, rules and regulations is vested in local People's Congresses at the provincial and municipal levels. These administrative regulations, decisions or orders and any local laws and administrative regulations, however, must be consistent with the existing national laws.

Although the PRC is still developing a comprehensive system of laws, a significant number of laws and regulations governing general economic matters, foreign investment, protection of intellectual property, taxation, technology transfer and trade have been developed since the start of its economic reform policy in 1978. In 1982, the PRC adopted a new Constitution which, among other things, authorized foreign investment and guaranteed the "lawful rights and interests" of foreign investors in the PRC. This law was amended in 1988, 1993, and March 1999 to provide for a "socialist market economy." The most recent amendments also provide protection for private economic entities.

All foreign individuals, enterprises and other entities are given the same rights and obligations as PRC citizens, enterprises and other entities in instituting or defending proceedings in PRC courts. If, however, the rights and obligations of PRC individuals, enterprises or other entities to institute or defend legal proceedings are subject to any restrictions in a foreign jurisdiction, then reciprocal restrictions shall be imposed by the PRC courts on the rights and obligations of the individuals, enterprises and other entities of such jurisdictions to institute or defend legal proceedings in the PRC. All foreign individuals, enterprises and other entities may retain only lawyers qualified in the PRC to institute or defend any proceedings in PRC courts.

Individuals, enterprises or other entities whose rights are infringed by the legal acts or omissions of any administrative departments of the government or any officials of such departments may proceed to litigation under the Law of the People's Republic of China on Litigation. Under this law, individuals, enterprises or other entities may ask the court to order the other party to perform, or refrain from, some act and order the other party to pay damages.

In short, the PRC's legal system is based on written statutes under which prior court decisions may be cited as authority but do not have binding precedence. The PRC's legal system is relatively new, and the government is still in the process of developing a comprehensive system of laws, a process that has been ongoing since 1979. Considerable progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. Such legislation has significantly enhanced the protection afforded to foreign investors. However, experience with respect to the implementation, interpretation and enforcement of such laws is limited.

Foreign Currency Exchange. Renminbi ("RMB") is the Chinese currency. Renminbi is not freely convertible into foreign currencies at this time. The State
Administration for Foreign Exchange ("SAFE") is responsible for the administration of foreign exchange in China. Prior to January 1, 1994, China had a dual foreign exchange system consisting of two independent exchange rates. Foreign exchange transactions involving Renminbi were conducted either at the official exchange rate set from time to time by SAFE or, with government permission, at official foreign exchange adjustment centers ("Swap Centers") at rates largely determined by supply and demand existing in the different Swap Centers' local markets. Established in 1986, Swap Centers were designed to provide marketplaces for importers and exporters to buy and sell foreign currency for use in Development trade.

Effective January 1, 1994, a new unitary, managed floating-rate system was introduced to replace the dual foreign exchange system. Under the new system, the People's Bank of China ("PBOC") sets and publishes a daily exchange rate for Renminbi ("PBOC Rate"). To determine this rate the PBOC primarily refers to the supply and demand of Renminbi versus the United States dollar in the prior day's market. The PBOC also takes into account factors such as general conditions in the development foreign exchange markets. Authorized banks and financial institutions are allowed to quote buy and sell rates for Renminbi within a specific range around the daily PBOC Rate. Currently, SAFE Renminbi trading is within a range of 0.15 percent above and below the daily PBOC Rate.

All foreign exchange transactions involving Renminbi must take place either through the Bank of China or other institutions authorized to buy and sell foreign currencies, or at swap centers. Sino-foreign equity joint venture enterprises may also maintain foreign currency accounts. Payment for imported materials and remittance of earnings outside the PROC are permitted but are subject to the availability of foreign currencies. For capital transactions in foreign currencies, approval is required from the State Administration of Foreign Exchange.

Exchange Rate Fluctuations. Under the current system, the PBOC quotes a daily exchange rate for Renminbi to United States dollars based on the market rate for foreign exchange transactions conducted by the designated banks in the China foreign exchange market during the preceding day. The PBOC also quotes the exchange rates of Renminbi to other foreign currencies based on the Development market rate. Since 1994 the exchange rate for Renminbi against United States dollars has been relatively stable at approximately RMB 8.50 to US$1.00. Because the exchange rate is based primarily on market forces, the exchange rates for the Renminbi against other currencies, including United States dollars, are susceptible to movements based on external factors and there can be no assurance that the Renminbi may not be subject to devaluation. Any devaluation could adversely affect the value of the Agreement since Shandong Development's revenues will be received, and its profits and dividends will be expressed, in Renminbi.

Liquidity and Capital Resources. At December 31, 1999, we had cash resources of $14,890.00. At September 30, 2000, we had cash resources of $6,803.00. At December 31, 1999, we had total current assets of $14,890.00 and total current liabilities of $265,475.00. At December 31, 1999, total current liabilities exceeded total current assets by $250,585.00. At September 30, 2000, we had total current assets of $6,803.00 and total current liabilities of $337,571.00. At September 30, 2000, total current liabilities exceeded total current assets by $330,768.00. The cash and equivalents constitute the Company's present internal sources of liquidity. Because the Company is not generating any revenues, the Company's only external source of liquidity is the sale of its capital stock.

Results of Operations. The Company has not yet realized any significant revenue from operations. For the nine months ended September 30, 1999, we experienced a net loss of $62,738.00. For the nine months ended September 30, 2000, we experienced a net loss of $80,183.00. The increase in the loss for the corresponding periods was primarily due to increased office expenses and increased professional fees.

We will require additional cash to implement its business strategies, including cash for (i) payment of increased operating expenses and (ii) further implementation of those business strategies. No assurance can be given, however, that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial conditions of the Company.

Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

We anticipate that we will need to raise additional capital within the next 12 months in order to implement our business strategies. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of the Company's stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available within the next 12 months, we may be required to curtail its operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights that we would not otherwise relinquish.

We do not anticipate any significant research and development within the next 12 months, nor do we anticipate that we will lease or purchase any significant equipment within the next 12 months. We do not anticipate a significant change in the number of our employees within the next 12 months.

We anticipate that we will begin to realize a positive revenue stream beginning in or about the first quarter of Shandong Development's operations as a result of the profit sharing provided for under the Agreement. Specifically, the Company believes that the historical financial data provided by Shandong Industrial demonstrates that we will begin to realize a positive revenue stream very soon after the terms and conditions under the Agreement are met.

Marketing. Shandong Industrial currently sells three main products from its Linyi facility: urea, power and steam. The power and steam is mostly consumed in urea production with the remainder sold to Shandong Industrial's chemical plant and the regional Power Bureau. The urea is sold to the agricultural community, primarily in eastern China.

The power produced by Shandong Industrial is used mainly for its chemical line and urea production, and the excess has always been sold to the state utility grid where it is highly in demand. Shandong Development will continue this practice to use or sell all its power and earn some income from steam sales to Shandong Industrial's chemical plant which will be reduced when more is required by Shandong Development's own operations.

About ten full-time staff work on increasing the market share of Shandong Industrial's Urea sales. They also handle the day-to-day sales and delivery operation with the sales agents, authorized distributors, and other channel partners. Independent contractors, mainly using trucks and tractors, through a well-developed distribution network, handle delivery. They have articulated sales and market strategies, target markets and key product and service objectives. Prices, set by the international market, have been relatively stable and are marginally higher in 1999 from 1998 levels.

Item 3. Description of Property.

Property held by the Company. As of the dates specified in the following table, we held the following property in the following amounts:

================================================================================
     Property                 December 31, 1999             September 30, 2000
--------------------------------------------------------------------------------
       Cash                      $14,890.00                      $6,803.00
================================================================================

We do not presently own any interests in real estate. We do not presently own any inventory or equipment.

The Company's Facilities. The Company does not own any real or personal property. However, the Company does lease office space from Automation Plus located at Suite 1000, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. The Company leases the office space for $1,118.05 a month.

A director of the Company provides office services without charge.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. Other than officers and directors, there are no beneficial owners of 5% or more of the Company's issued and outstanding common stock.

(b) Security Ownership by Management. As of September 30, 2000, the directors and principal executive officers of the Company beneficially owned, in the aggregate, 773,500 shares of the Company's common stock, or approximately 15.5% of the issued and outstanding shares, as set forth on the following table:

   Title of Class               Name of Beneficial Owner             Amount and Nature of               Percent of Class
   --------------               ------------------------             --------------------               ----------------
                                                                       Beneficial Owner
                                                                       ----------------
                             Robert Clarke
    Common Stock             915 Leyland Street                             225,000                           4.5%
                             West Vancouver,  British Columbia,
                             Canada V7T 2L6

                             Benjamin Leboe
    Common Stock             16730 Carrs Landing Road                       320,620                           6.5%
                             Lake  Country,  British  Columbia,
                             Canada V4R 1B2

---------------------------------------------------------------------------------------------------------------------------

    Common Stock             John Fraser                                    207,500                           4.1%
                             104 Elm Avenue
                             Toronto, Ontario
                             Canada M4W 1P2

---------------------------------------------------------------------------------------------------------------------------

    Common Stock             Charlie Rodriguez                              20,380                            0.4%
                             1662 West Petunia Place
                             Tucson, Arizona 85737

                                                                     ---------------------          -----------------------
       Totals                                                               773,500                          15.5%

Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and principal executive officers of the Company are as specified on the following table:

===================================================================================================================================
Name and Address                                  Age                        Position                       Term as Director
-----------------------------------------------------------------------------------------------------------------------------------
Robert Clarke                                     56                         Director                 October 2, 1998 (inception) to
915 Leyland Street                                                                                    present.
West Vancouver, British Columbia,
Canada V7T 2L6
-----------------------------------------------------------------------------------------------------------------------------------
Benjamin Leboe                                    55           Secretary, Treasurer and a Director    November 1999 to present.
16730 Carrs Landing Road
Lake Country, British Columbia, Canada
V4R 1B2
-----------------------------------------------------------------------------------------------------------------------------------
John Fraser                                       54                 President and a Director         From September 21, 2000 to the
104 Elm Avenue                                                                                        present.
Toronto, Ontario, Canada M4W 1P2
-----------------------------------------------------------------------------------------------------------------------------------
Charlie Rodriguez                                 56                         Director                 From September 21, 2000 to the
1662 West Petunia Place                                                                               present.
Tucson, Arizona 85737
===================================================================================================================================

Robert Clarke, age 56, is a director of the Company. Mr. Clarke has earned a Bachelor of Commerce as well as a Masters Degree in Business Administration. During portions of the last 5 years he has acted as an independent business consultant for various companies. From January, 1997 to December, 1997, Mr. Clarke was the President, Chief Executive Officer and a Director of Waverider Communications Inc. which is listed on the OTCBB under Symbol "WAVC". From September 18, 1995 to October 17, 1996, and again from February 11, 1998, to October 11, 1999, Mr. Clarke was a Director of Global CT & T Telecommunications Inc. a company that trades under the symbol "GLC" on the Vancouver Stock Exchange. Mr. Clarke was the Secretary of Pacific Western Capital Corporation (traded on Vancouver Stock Exchange) from August 15, 1995 to October 17, 1996.

Benjamin Leboe, age 55, is the Secretary, Treasurer and a director of the Company. Mr. Leboe holds a Bachelor of Commerce and Business Administration from the University of British Columbia. He is also a British Columbia Chartered Accountant and Certified Management Consultant. From 1978 to 1981, Mr. Leboe was a Partner in the accounting firm of KPMG. From in or around 1991 to June 1995, he was the Vice-President and Chief Financial Officer of VECW Industries Ltd. Mr. Leboe was a Director and the President of CPT Pemberton Technologies Ltd., a company that trades on Vancouver Stock Exchange under the symbol of "CPT", from March, 1995 to June, 1995. He is also the owner and manager of Independent Management Consultants of British Columbia.

John Fraser, age 54, is the President and a director of the Company. In 1968, Mr. Fraser earned an Economics Degree from the Victoria University of Wellington in New Zealand. In 1970, Mr. Fraser earned a Business Degree from the University of Pittsburgh. From 1938 to 1969, Mr. Fraser was the assistant manager at Unkever Ltd. in New Zealand. From 1973 to 1976, Mr. Fraser was the Senior Consultant for W.D. Scott & Co. From 1976 to 1980, Mr. Fraser was a principal in Stevenson Kellogg as well as a principal in Thorne Riddell. From 1980 to 1983, Mr. Fraser was the Vice President of Sungate Resources. From 1983 to 1998, Mr. Fraser was the Vice Chairman of KPMG, Canada, responsible for the management consulting division of that company. He has managed both development stage and established businesses. He has worked in Europe, Africa, North America, Australia and New Zealand. From 1998 to present, Mr. Fraser has been a principal in Fraser Leishman. Mr. Fraser is a member of the Institute of Certified Management Consultants of Ontario.

Charlie Rodriguez, age 56, is a director of the Company. He is responsible for all of the North American regulatory aspects of 7bridge Systems. He has held several senior positions with both public and private companies; including, acting as President, Director, Chief Financial Officer and Treasurer. Mr. Rodriguez has assisted in acquisitions, mergers, and several private and public placements. Mr. Rodriguez was based in London for two years, where he was President of the public telecommunications company. Mr. Rodriguez has also acted as Vice President of Corporate Affairs for another public telecommunications company where he was directly involved with the company's development from start-up through expansion.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Clarke, Mr. Fraser, Mr. Rodriguez or Mr. Leboe from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor are Mr. Clarke, Mr. Fraser, Mr. Rodriguez or Mr. Leboe the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

Executive Compensation. Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year. The officers of the Company are reimbursed for expenses incurred on behalf of the Company.

==========================================================================================================
Name of Individual or Identity of Group      Capacities in which Remuneration      Aggregate Remuneration
                                             was received
----------------------------------------------------------------------------------------------------------
Executive Officers                           None                                  None
==========================================================================================================

Employment Contracts. We anticipate entering into an employment contract with our President, John Fraser. However, the specific terms and conditions of such agreement are currently being negotiated.

Directors'   Compensation.   The   directors  of  the  Company  do  not  receive
compensation in their capacities as directors. However, the directors of the Company are reimbursed for expenses incurred on behalf of the Company.

Item 7. Certain Relationships and Related Transactions.

Our joint venture partner, Shandong Industrial, has loaned us funds for marketing activities. Shandong Industrial has agreed that the loan will be repaid, when, and if, funds are available in the future. Shandong Industrial has also agreed that any outstanding amounts will bear no interest.

During the 1999 fiscal year, we incurred expenses of $220,000.00 for marketing services provided by a company controlled by related parties. A shareholder advanced cash to the Company and certain administrative expenses were paid by related parties on behalf of the Company. As of September 30, 2000, the following parties were due the following amounts:

         Access International Capital Corporation                $70,929.00
         Axon Management Inc.                                    $14,800.00
         D.N. Larsen                                             $29,922.00

Access International Capital Corporation, Axon Management Inc. and D.N. Larsen have agreed to accept payment for the amounts due when, and if, funds become available. Interest shall accrue on such amounts at 9% per annum commencing in 2001 unless waived by the parties.

With regard to any future related party transaction, the Company plans to fully disclose any and all related party transactions, including, but not limited to,
(i) disclosing such transactions in prospectus' where required; (ii) disclose in any and all filings with the Securities and Exchange Commission, where required;
(iii) obtain uninterested directors consent; and (iv) obtain shareholder consent where required.

Transactions with Promoters. The services of promoters have not been used.

Item 8. Description of Securities.

The Company is authorized to issue 50,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of September 30, 2000, 5,000,000 shares of the Company's common stock were issued and outstanding. The Company is also authorized to issue 10,000,000 shares of preferred stock, $.001 par value, each share of preferred stock having those rights, powers, designations, privileges, preferences, limitations and restrictions as determined by the Company's Board of Directors and to the extent allowable under the applicable state and federal law. As of September 30, 2000, none of the Company's authorized preferred shares were issued and outstanding. The shares of $.001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock.

Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

As of September 30, 2000, there were no warrants outstanding.

The Company has not entered into any stock option agreements.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings.

We are not aware of any pending litigation nor does it have any reason to believe that any such litigation exists

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B except for the following:

On or about March 6, 1999, we completed an offering of our $.001 par value common stock. Pursuant to that offering, we sold 5,000,000 shares of our $.001 par value common stock for $.002 per share. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). There were 34 purchasers of shares. Gross proceeds from that offering were $10,000.00. The majority of those funds were used for administration expenses and working capital.

Item 5. Indemnification of Directors and Officers.

Article IX of the Company's Articles of Incorporation provides that no officer or director of the Company shall be personally liable for obligations of the Company or for any duties or obligations arising out of any acts or conduct of such an officer or director performed for on behalf of the Company except for
(i) acts or omissions that involve intentional misconduct, fraud or a knowing violation of law or (ii) payment of dividends in violation of the Nevada Revised Statutes Section 78.300. Article X of the Company's Articles of Incorporation also provides that the Company shall indemnify each officer and director from and against any and all claims, judgments and liabilities by reason of any action taken or omitted to have been taken by him or her as a director or officer, and also provides that the Company shall reimburse each officer and director for all legal and other expenses reasonably incurred in connection with such a claim or liability; provided, however, that such officers and directors shall not be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of such a person's own negligence or willful misconduct.

The Company anticipates that it will enter into indemnification agreements with each of its officers and directors pursuant to which the Company will agree to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer and director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such officer or director being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Amendment No. 2 to Registration Statement, Form 10-SB.

(a) Index to Financial Statements.                            Page

1   Independent Auditor's Report                              F-1

2   Audited Balance Sheet
    as at December 31, 1998 and as at
    December 31, 1999                                         F-2

3   Audited Statement of Operations                           F-3

4   Audited Statement of Cash Flows                           F-4

5   Audited Statement of Stockholders'
    Equity                                                    F-5

6   Notes to Audited Financial Statements                     F-6 through F-8

7   Unaudited Balace Sheet as at September 30, 2000           F-9

8   Unaudited Statement of Operations                         F-10

9   Unaudited Statement of Cash Flows                         F-11

10  Unaudited Statement of Stockholders' Equity               F-12

11  Notes to the Unaudited Financial Statements               F-13 through F-15

PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with the Registration Statement on Form 10-SB, as exhibits:

1   Corporate Charter of Asian
    Alliance Ventures, Inc.

2   Articles of Incorporation of
    Asian Alliance Ventures, Inc.

3   Bylaws of Asian Alliance Ventures, Inc.

4   Joint Venture Agreement Between Shandong
    Hengtong Chemical Industrial Company Ltd.
    and Asian Alliance Ventures, Inc.

5   Articles  of Association of Shandong  Hentong  Development  Chemical Company
    Ltd.

Grant Thornton LLP                                      Grant Thornton [GRAPHIC]
Chartered Accountants
Management Consultants
Canadian Member Firm of
Grant Thornton International

Independent Auditors' Report on the Financial Statements

To the Shareholders of
Asian Alliance Ventures Inc.

We have audited the balance sheet of Asian Alliance Ventures Inc. (a Development Stage Company) as at December 31, 1999 and the statements of operations, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of Asian Alliance Ventures Inc. as at December 31, 1999 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no established source of revenue and is dependent on its ability to raise substantial amounts of equity funds. This raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The financial statements as at December 31, 1998 and for the period from inception to December 31, 1998 were audited by a certified public accountant who expressed an opinion on those statements in his report dated November 15, 1999 which included an emphasis paragraph with respect to issues raising substantial doubt about the Company's ability to continue as a going concern.


247 Lawrence Avenue                                     Kelowna, Canada
Kelowna                                                 August 4, 2000
British Columbia
V1Y 6L2
Tel: (250) 762-4434
Fax: (250) 762-8896

--------------------------------------------------------------------------------

Asian Alliance Ventures Inc.
(a Development Stage Company)
Balance Sheet
December 31                                                  1999         1998
--------------------------------------------------------------------------------

Assets
Current
   Cash                                                  $  14,890          Nil
                                                         =========    =========

--------------------------------------------------------------------------------

Liabilities
Current
   Accounts payable                                      $   1,297           --
   Accrued liabilities                                       3,000
   Due to related parties( Note 3)                          41,178    $     250
   Loan payable (Note 4)                                   220,000
                                                         ---------    ---------
                                                           265,475          250
                                                         ---------    ---------

Stockholders' Equity
Capital stock (Note 5)                                       5,000           --
   Authorized:
       50,000,000 common shares of $0.001 par value
       10,000,000 preferred shares of $0.001 par value
   Issued:
       5,000,000 common shares (1998 - Nil)
Additional paid-in capital                                   5,000           --
Deficit accumulated during the development stage          (260,585)        (250)
                                                         ---------    ---------
                                                          (250,585)        (250)
                                                         ---------    ---------

                                                         $  14,890          Nil
                                                         =========    =========

--------------------------------------------------------------------------------

               See accompanying notes to the financial statements.

--------------------------------------------------------------------------------

Asian Alliance Ventures Inc.
(a Development Stage Company)
Statement of Operations

--------------------------------------------------------------------------------

                                        For the       For the        For the
                                      period from       year        period from
                                      inception to     ended        inception to
                                      December 31    December 31    December 31
                                          1999          1999           1998
                                          ----          ----           ----

Bank charges and exchange            $    18,404    $    18,404             --
Investor relations                       232,113        232,113             --
Office                                     2,555          2,555             --
Licenses and permits                          85             85             --
Professional fees                          7,428          7,178    $       250
                                     -----------    -----------    -----------
Total expenses                           260,585        260,335            250
                                     -----------    -----------    -----------
Net loss                             $  (260,585)   $  (260,335)   $      (250)
                                     ===========    ===========    ===========

Weighted average number
  of shares outstanding                               4,057,377
                                                    ===========
Loss per share - basic and diluted                  $     (0.06)
                                                    ===========

--------------------------------------------------------------------------------

               See accompanying notes to the financial statements.

--------------------------------------------------------------------------------

Asian Alliance Ventures Inc.
(a Development Stage Company)
Statement of Cash Flows
--------------------------------------------------------------------------------

                                            For the      For the      For the
                                          period from     year      period from
                                          inception to    ended     inception to
                                          December 31  December 31  December 31
                                             1999         1999         1998

Cash flows derived from

   Operating Activities
      Net loss                            $(260,585)   $(260,335)   $    (250)
      Changes in non-cash operating
          Working capital
          Accounts payable                    1,297        1,297           --
          Accrued liabilities                 3,000        3,000
                                          ---------    ---------    ---------
                                           (256,288)    (256,038)        (250)
                                          ---------    ---------    ---------

   Financing Activities
      Advances from related parties          41,178       40,928          250
      Issue of loan payable                 220,000      220,000
      Capital stock issued for cash          10,000       10,000           --
                                          ---------    ---------    ---------
                                            271,178      270,928          250
                                          ---------    ---------    ---------

Cash, end of period                       $  14,890    $  14,890          Nil
                                          =========    =========    =========

--------------------------------------------------------------------------------

               See accompanying notes to the financial statements.

--------------------------------------------------------------------------------

Asian Alliance Ventures Inc.
(a Development Stage Company)
Statement of Stockholders' Equity
From inception to December 31, 1999
--------------------------------------------------------------------------------

                                  Common Shares           Additional
                              ---------------------        Paid-In
                              Shares         Amount        Capital       Deficit        Total
                              ------         ------        -------       -------        -----
Net loss for the period
   from inception to
   December 31, 1998                                                  $      (250)   $      (250)
                                                                      -----------    -----------
Balance,
   December 31, 1998                                                         (250)          (250)

Common stock
   issued for cash          5,000,000    $     5,000    $     5,000                       10,000

Net loss
   for the year ended
   December 31, 1999                                                     (260,335)      (260,335)
                            ---------    -----------    -----------   -----------    -----------
Balance,
   December 31, 1999        5,000,000    $     5,000    $     5,000   $  (260,585)   $  (250,585)
                            =========    ===========    ===========   ===========    ===========

--------------------------------------------------------------------------------

               See accompanying notes to the financial statements.

--------------------------------------------------------------------------------

Asian Alliance Ventures Inc.
(a Development Stage Company)
Notes to the Financial Statements
December 31, 1999
--------------------------------------------------------------------------------

1.   Operations and going concern

The Company was incorporated under the laws of the State of Nevada on October 2, 1998 to engage in international business.

The Company has not yet commenced its planned principal operations and it has not yet earned any revenue. In accordance with SFAS #7 it is considered a development company.

The  Company's  current  focus is to build a power and urea  business  in China.
Management is devoting substantially all the resources of the Company to marketing and developing this project.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has been engaged in organizational and pre-operating activities. Further, the Company has generated no revenues and incurred losses. Continuation of the Company's existence is dependent upon its ability to obtain additional capital and sustain profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's plans include completion of an offering to raise additional capital.

--------------------------------------------------------------------------------

2.   Summary of significant accounting policies

These financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

--------------------------------------------------------------------------------

The Company has various financial instruments that include cash, payables and amounts due to related parties. It was not practicable to estimate the fair value of the amounts due to related parties. The carrying values of other financial instruments approximate their fair value.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Notes to the Financial Statements
December 31, 1999
--------------------------------------------------------------------------------

2.   Summary of significant accounting policies (Continued)

Deferred income taxes

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets or liabilities are determined by applying presently enacted tax rates and laws. A valuation allowance is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

--------------------------------------------------------------------------------

3.   Related party transactions

The Company had the following transactions, recorded at their exchange amount, with related parties:

a) Incurred $220,000 (1998: Nil) for marketing services provided by companies in which certain officers and/or shareholders have a controlling interest.

At December 31, 1999 the following balances with companies controlled by certain officers and / or shareholders were outstanding:

     Due to Access International Capital Corporation            $41,178

The balance is expected to be repaid when funds become available from equity financing, interest is payable at 9% per annum and has been waived until 2001.

--------------------------------------------------------------------------------

4.   Loan payable

The Company has entered into a Joint Venture Agreement with Shandong Hengtong Chemical Industrial Company Ltd. of the Peoples Republic of China to acquire and expand an established chemical fertilizer (urea) and power generation facility. The joint venture partner has advanced the Company $220,000 for investment marketing purposes. The loan is non-interest bearing and is repayable on demand. The Company will require approximately $16 Million in order to fulfil its obligations

--------------------------------------------------------------------------------

under the joint venture agreement which it expects to raise in the North American equity market.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Notes to the Financial Statements
December 31, 1999
--------------------------------------------------------------------------------

5.   Capital stock

Private placement

On March 6, 1999 the Company completed an offering of its common stock under Regulation "D", Rule 504 for 5,000,000 common shares of stock at $.002 per share totalling $10,000.

Stock options

The Company has not issued any stock options.

--------------------------------------------------------------------------------

6.   Income taxes

The potential tax benefits of the losses carried forward are offset by a valuation allowance of the same amount as there is substantial uncertainty that the losses carried forward will be utilized before their expiry.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Balance Sheet - Unaudited

                                                       September 30  December 31
                                                           2000         1999
--------------------------------------------------------------------------------
Assets
Current
   Cash                                                 $   6,803    $  14,890
                                                        ---------    ---------
--------------------------------------------------------------------------------
Liabilities
Current
   Accounts payable                                     $     920    $   1,297
   Accrued liabilities                                      1,000        3,000
   Due to related parties (Note 3)                        115,651       41,178
   Loan payable (Note 4)                                  220,000      220,000
                                                        ---------    ---------
                                                          337,571      265,475
                                                        ---------    ---------
Stockholders' Equity
Capital stock (Note 5)                                      5,000        5,000
   Authorized:
     50,000,000 common shares of $0.001 par value
     10,000,000 preferred shares of $0.001 par value
   Issued:
      5,000,000 common shares
Additional paid-in capital                                  5,000        5,000
Deficit accumulated during the development stage         (340,768)    (260,585)
                                                        ---------    ---------
                                                         (330,768)    (250,585)
                                                        ---------    ---------

                                                        $   6,803    $  14,890
                                                        ---------    ---------
--------------------------------------------------------------------------------

On behalf of the Board

__________________________ Director       __________________________ Director




               See accompanying notes to the financial statements.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Statement of Operations - Unaudited
(See Notice to Reader)
--------------------------------------------------------------------------------

                              For the       For the         For the         For the        For the
                             period of    three months   three months     nine months    nine months
                           inception to       ended          ended           ended          ended
                           September 30   September 30   September 30    September 30   September 30
                               2000           2000           1999            2000           1999
                           ------------   ------------   ------------    ------------   ------------
Bank charges and exchange   $    18,499    $        26    $     4,583    $        95    $     4,590
Investor relations              274,975          2,961         55,000         42,862         55,000
Licenses and permits              1,439             --             85          1,354             85
Office                           23,926          5,450             --         21,371             --
Professional fees                18,559          2,567             --         11,131          3,063
                            -----------    -----------    -----------    -----------    -----------
Travel                            3,370          3,370             --          3,370             --

Total expenses              $   340,768    $    14,374    $    59,668    $    80,183    $    62,738
                            -----------    -----------    -----------    -----------    -----------
Net loss                    $  (340,768)   $   (14,374)   $   (59,668)   $   (80,183)   $   (62,738)

Weighted average number
   of shares outstanding      5,000,000      5,000,000      5,000,000      3,754,579
                            -----------    -----------    -----------    -----------    -----------
Loss per share -
   basic and diluted                               Nil    $     (0.01)   $     (0.01)   $     (0.01)
                            -----------    -----------    -----------    -----------    -----------




               See accompanying notes to the financial statements.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Statement of Cash Flows - Unaudited
(See Notice to Reader)
--------------------------------------------------------------------------------
                                        For the       For the       For the
                                      period from   nine months   nine months
                                     inception to      ended         ended
                                     September 30  September 30  September 30
                                         2000          2000          1999
                                     ------------  ------------  ------------
Cash flows derived from

   Operating Activities
       Net loss                        $(340,768)   $ (80,183)   $ (62,738)
       Changes in non-cash operating
           working capital
               Accounts payable              920         (377)       1,733
               Accrued liabilities         1,000       (2,000)        --
                                       ---------    ---------    ---------
                                        (338,848)     (82,560)     (61,005)
                                       ---------    ---------    ---------

   Financing Activities
       Advances from related parties     115,651       74,473       10,280
       Issue of loan payable             220,000         --         55,000
       Capital stock issued for cash      10,000         --         10,000
                                       ---------    ---------    ---------
                                         345,651       74,473       75,280
                                       ---------    ---------    ---------

Net increase in cash                       6,803       (8,087)      14,275

Cash, beginning of period                    Nil       14,890          Nil
                                       ---------    ---------    ---------
Cash, end of period                    $   6,803    $   6,803    $  14,275
                                       ---------    ---------    ---------
--------------------------------------------------------------------------------

               See accompanying notes to the financial statements.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Statement of Stockholders' Equity - Unaudited
From inception to September 30, 2000

                                  Common Shares           Additional
                                                           Paid-In
                               Shares        Amount        Capital         Deficit        Total
                              ---------    -----------    -----------   -----------    -----------
Net loss for the period
   from inception to
   December 31, 1999                                                    $  (260,585)   $  (260,585)
                                                                        -----------    -----------
Balance,
   December 31, 1999          5,000,000    $     5,000    $     5,000      (260,585)      (250,585)

Net loss
   for the nine months
   ended September 30, 2000                                                 (80,183)       (80,183)
                              ---------    -----------    -----------   -----------    -----------
Balance,
   September  30, 2000        5,000,000    $     5,000    $     5,000   $  (340,768)   $  (330,768)
                              ---------    -----------    -----------   -----------    -----------


               See accompanying notes to the financial statements.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Notes to the Financial Statements - Unaudited
September 30, 2000
--------------------------------------------------------------------------------

1. Operations and going concern

The Company was incorporated under the laws of the State of Nevada on October 2, 1998 to engage in international business.

The Company has not yet commenced its planned principal operations and it has not yet earned any revenue. In accordance with SFAS #7 it is considered a development stage company. The Company's current focus is to build a power and urea business in China. Management is devoting substantially all the resources of the Company to marketing and developing this project.

The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern which assumes the realization of assets and settlement of liabilities in the normal course of business. Since its inception, the Company has been engaged in organizational and pre-operating activities. Further, the Company has generated no revenues and incurred losses. Continuation of the Company's existence is dependent upon its ability to obtain additional capital and sustain profitable operations. The uncertainty related to these conditions raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management's plans include completion of an offering to raise additional capital.


2. Summary of significant accounting policies

These financial statements are presented in U.S. dollars and in accordance with accounting principles generally accepted in the United States.

Basis of presentation

These unaudited interim financial statements have been prepared on the same basis as the annual audited financial statements for the year ended December 31, 1999. In the opinion of management, these unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation for each of the periods presented. The results of operations for interim periods are not necessarily indicative of results to be achieved for full fiscal years.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Notes to the Financial Statements - Unaudited
September 30, 2000
--------------------------------------------------------------------------------

2. Summary of significant accounting policies (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

The Company has various financial instruments that include cash, payables and amounts due to related parties. It was not practicable to estimate the fair value of the amounts due to related parties. The carrying values of other financial instruments approximate their fair value.

Deferred income taxes

Deferred income taxes are provided for significant carryforwards and temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets or liabilities are determined by applying presently enacted tax rates and laws. A valuation allowance is required when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

--------------------------------------------------------------------------------
3. Related party transactions

The Company had the following transaction, recorded at its exchange amount, with related parties:

     a) Incurred $220,000 during 1999 for marketing services provided by companies in which certain officers and/or shareholders have a controlling interest.

At September 30, 2000 the following balances with companies controlled by certain officers and/or shareholders were outstanding:

     Due to Access International Capital Corporation                   $70,929
     Due to Axon Management Inc.                                       $14,800
     Due to D.N. Larsen                                                $29,922

The balances are expected to be repaid when funds become available from equity financing, interest is payable at 9% per annum and has been waived until 2001.

--------------------------------------------------------------------------------
4. Loan payable

The Company has entered into a Joint Venture Agreement with Shandong Hengtong Chemical Industrial Company Ltd. of the Peoples Republic of China to acquire and expand an established chemical fertilizer (urea) and power generation facility. The joint venture partner has advanced the Company $220,000 for investment marketing purposes. The loan is non-interest bearing and is repayable on demand. The Company will require approximately $16 Million in order to fulfil its obligations under the joint venture agreement which it expects to raise in the North American equity market.

Asian Alliance Ventures Inc.
(a Development Stage Company)
Notes to the Financial Statements - Unaudited
September 30, 2000
--------------------------------------------------------------------------------

5. Capital stock

Private placement

On March 6, 1999 the Company completed an offering of its common stock under Regulation "D", Rule 504 for 5,000,000 common shares of stock at $0.002 per share totalling $10,000.

Stock options

The Company has not issued any stock options.


6.   Income taxes

The potential tax benefits of the losses carried forward are offset by a valuation allowance of the same amount as there is substantial uncertainty that the losses carried forward will be utilized before their expiry.

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 2 to its Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on December 12, 2000.

                                              Asian Alliance Ventures, Inc.,
                                              a Nevada corporation


                                              By:   /s/ John Fraser
                                                    ----------------------------
                                                    John Fraser
                                              Its:  President


                                       19